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                                                                     EXHIBIT 99

                       Rural Cellular Corporation Announces
                                   Placement of
                       Subordinated Notes and Preferred Stock

Alexandria, Minnesota--May 8, 1998--Rural Cellular Corporation
[Nasdaq NMS: RCCC] today announced the signing of an agreement on May 7, 1998 for the placement of $125 million of 9 5/8% Senior Subordinated Notes due May 15, 2008, and $125 million of 11 3/8% Exchangeable Preferred Stock. The net proceeds from the sale of the notes will be used to finance the acquisition of Atlantic Cellular Company, L.P. and Western Maine Cellular, Inc. The net proceeds from the sale of the preferred stock will be used to pay down existing debt. The Company said that closing of the debt and preferred stock placement is to occur on May 14, 1998, subject to normal and customary closing conditions.

The Company provides wireless communication services through its ownership, operation and management of cellular, paging and Personal Communications Service systems. These systems are concentrated in the Upper Midwest and New England regions of the United States.

The securities have been placed pursuant to exemptions from registration under the Securities Act of 1933. This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities.

Forward-looking statements in this news release, if any, are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Certain important factors could cause the Company not to issue the above-mentioned securities, including the impact of changing economic or business conditions, unfavorable interest rates and other risk factors discussed from time to time in reports filed by the Company with the Securities and Exchange Commission.

For further information, contact:

Ann Elliott
Manager, Corporate Communications
Rural Cellular Corporation
(320) 808.2104